UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2010
Commission File Number: 000-29103
STATS CHIPPAC LTD.

(Translation of registrant’s name into English)
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824-7777

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F                    ☐ Form 40-F
Note: The registrant deregistered and terminated its reporting obligations under the Securities Exchange Act of 1934 in August 2009 and is filing its annual report on Form 20-F as a voluntary filer.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES
EXHIBIT INDEX
EX-99.1 Announcement of STATS ChipPAC Ltd. dated October 20, 2010.

Other Events
On October 20, 2010, STATS ChipPAC Ltd. (the “Company”) issued an announcement on the Singapore Exchange Securities Trading Limited (“SGX-ST”) announcing that it has lodged the Order of Court and other related documents confirming the previously announced capital reduction and cash distribution with the Registrar of Companies and Businesses of Singapore. Accordingly, the special resolution for the capital reduction and cash distribution to shareholders that was passed at the Extraordinary General Meeting of the Company on September 27, 2010 became effective on October 20, 2010. The Company also announced that each shareholder as at 5.00 p.m. on October 20, 2010 (the “Books Closure Date”) will receive a cash distribution pursuant to the capital reduction of US$0.2724525 for each share held as at the Books Closure Date. The expected payment date of the cash distribution pursuant to the capital reduction is October 29, 2010. A copy of the SGX-ST announcement dated October 20, 2010 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Announcement of STATS ChipPAC Ltd. dated October 20, 2010.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 21, 2010

STATS CHIPPAC LTD.

By:	/s/ Tan Lay Koon
Name:	Tan Lay Koon
Title:	President & Chief Executive Officer

By:	/s/ John Lau
Name:	John Lau
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Announcement of STATS ChipPAC Ltd. dated October 20, 2010.